September 15, 2003

VIA EDGAR

Securities and Exchange Commission
Document Control, Room 1004
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  iWizard Holding, Inc.
     Commission File No. 333-100230
     Registration Statement Withdrawal Request

Ladies and Gentlemen:

On behalf of iWizard Holding, Inc. and in accordance with the rules of the Commission, specifically Rules 477 and 155, we are hereby requesting withdrawal of the above referenced registration statement (the "Registration Statement") which was filed with the Commission through the EDGAR System on October 1, 2002 and amended on January 17, 2003.

The Company has reconsidered its capitalization plans and has decided not to seek registration with the SEC at the present time. No securities were sold or offered for sale in any fashion in connection with the Registration Statement. The Company may undertake a subsequent private offering relying on the safe harbor provisions of Securities Act Rule 155(c).

If you have any questions or comments regarding the foregoing, please do not hesitate to call the undersigned at
(480) 425-0333.

Sincerely,


/s/ James P. Piccolo
--------------------
James P. Piccolo
President & CEO